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                          May 25, 2023

       Yu-Hsin Lin
       Chief Executive Officer
       Belite Bio, Inc
       12750 High Bluff Drive Suite 475
       San Diego, CA 92130

                                                        Re: Belite Bio, Inc
                                                            Registration
Statement on Form F-3
                                                            Filed May 22, 2023
                                                            File No. 333-272125

       Dear Yu-Hsin Lin:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tyler
Howes at 202-551-3370 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Portia Ku, Esq.